Exhibit 99.1

NOVA Chemicals Corporation Canadian Operating Center 1000 Seventh Avenue S.W. Calgary, Alberta Canada T2P 5C6

www.novachemicals.com 403.750.3600 tel 403.269.7410 fax

Press Release

Randy G. Woelfel To Become New NOVA Chemicals CEO

Pittsburgh, PA (October 19, 2009)—NOVA Chemicals today announced that Randy Woelfel has joined the company and will become its Chief Executive Officer. Woelfel will replace Christopher D. Pappas who earlier announced his retirement.

“We are pleased to bring someone to NOVA with the extensive industry experience of Randy Woelfel,” said Mohammed Al Mehairi, Chairman of the Board of NOVA Chemicals, and Director, Investments of International Petroleum Investment Company (IPIC). “Along with Borealis and Borouge, NOVA Chemicals is an important part of IPIC’s plans to build a new global polyolefins leader.”

“I am delighted and honoured to join the NOVA Chemicals team,” said Woelfel. “The Company has great strengths, and with the strong commitment and backing of IPIC, I am confident NOVA has an outstanding future.”

Woelfel began his career with Shell Oil Company in 1977, and was a key member of the team which helped create Montell Polyolefins in 1995—today part of LyondellBasell. He subsequently held the positions of President Basell International and President Basell North America. Most recently, Woelfel was Managing Director Energy at the Houston Technology Center and President of bioplastics developer Cereplast, Inc. Woelfel earned a Bachelor of Science degree in Chemical Engineering from Rice University and a Masters in Management from MIT’s Sloan School of Business.

NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals is a wholly owned subsidiary of The International Petroleum Investment Company (IPIC) of the Emirate of Abu Dhabi.

Media inquiries, please contact:

Wendy Lomicka—Director, Corporate Communications, NOVA Chemicals

Tel: 412.490.4292

E-mail: lomickaw@novachem.com

Responsible Care® is a registered trademark of the Canadian Chemical Producers Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.

Forward-Looking Information: This news release contains forward-looking information, including NOVA Chemicals being an important part of IPIC’s plans to build a new global polyolefins leader. By its nature, forward-looking information requires NOVA Chemicals to make assumptions and is subject to inherent risks and uncertainties. Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking information are detailed in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals. NOVA Chemicals’ forward-looking information is expressly qualified in its entirety by this cautionary statement. In addition, the forward-looking information is made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.